FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

November 17, 2008

ITEM 3   News Release:

A press release was issued on November 19, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced that on November 17, 2008 it had received a Notice of Intent to Delist from NYSE Alternext US, LLC (the Exchange) for JED’s failure to meet the continued listing requirements under Sections 1003(a)(i) and 103(a)(iv) of the Exchange’s Company Guide.  JED intends to appeal the ruling by filing a written request and pay the Exchange’s fees of US$4,000 for written submissions by November 24, 2008.

ITEM 5   Full Description of Material Change:

JED announced that on November 17, 2008 it received notice from the staff of the Exchange indicating that it  no longer complies with the Exchange’s continued listing standards under Section 1003(a)(i) of the Exchange’s Company Guide; requiring a listed company to have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years; and under Section 1003(a)(iv) because JED has had sustained losses which are so substantial in relation to its overall operations and its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether JED would be able to continue operations and meet its obligations as they mature.  JED can appeal the Exchange’s intention to institute delisting proceedings if by November 24, 2008 it has made a written request for an appeal and paid fees of either US$5,000 for an oral hearing or US$4,000 to make written submissions.  At this time it is JED’s intention to appeal.  If the Exchange has not received JED’s written request for an appeal and payment of the fee by November 24, 2008, or if such appeal is subsequently denied, the Exchange will suspend trading of JED’s common shares and file an application with the U.S. Securities and Exchange Commission to strike it’s common shares from being listed for trading through the facilities of the Exchange and JED’s registration on the Exchange in accordance with Section 12 of the United States Securities Exchange Act of 1934 and the rules promulgated there under.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Vice-President, Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on November 19, 2008.